Via Facsimile and U.S. Mail
Mail Stop 6010

November 7, 2006

Mr. Erwin Cheldin
President and Chief Executive Officer
Unico American Corporation
23251 Mulholland Drive
Woodland Hills, CA   91364

Re: Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 29, 2006
File No. 000-03978

Dear Mr. Cheldin:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph Roesler
Accounting Branch Chief